Exhibit 99.1

Company Contact: Ms Lucy Wang, Vice President Email: wangjinglu@cectelecom.com Tel: +86 (10) 5731-5638	USA IR Agency Contacts:
CCG Investor Relations
Mr. Mabel Zhang, Associate Partner
+1 (310) 954-1383
E-mail: mabel.zhang@ccgir.com

Mr. John Harmon, Sr. Account Manager
+86 (10) 6561 6886 ext. 807
E-mail: john.harmon@ccgir.com
Website: www.ccgirasia.com
Qiao Xing Universal Resources, Inc. Announces Suspension of Mining Operations at Haozhou Mine
Huizhou, December 6, 2011 — Qiao Xing Universal Resources, Inc. (the “Company”) announced today that its wholly-owned subsidiary, Chifeng Haozhou Mining Co., Ltd., has suspended mining operations at its copper-molybdenum poly-metallic mine, located within the Balinzuo Banner administrative area of Chifeng City, Inner Mongolia, China. The decision was made following the receipt of a safety-inspection report from the inspection team based at the open-pit mining area.
Based on a preliminary investigation, it appears that the structural integrity of the mining-waste containment dam may have been compromised due to massive rainfall and flooding in the region during July and August 2011. Some progressing leaks were found during a safety check on the containment dam. These leaks may have been caused by prolonged periods of excessive rainfall during this period, which resulted in high water levels at the mining waste-containment reservoir. In consideration of the safety of the Company’s employees, environmental protection concerns and the safety of the residents downstream of the containment dam, the Company has ordered an immediate suspension of the molybdenum mining operation in order to further investigate the situation, evaluate remedial options, and curb the progressing leaks on the containment dam.
Monitoring and Remediation Plan
The production and safety team is actively monitoring the water level at the mining-waste containment reservoir, as well as the structural integrity of the containment dam. At the same time, the Company is also evaluating possible remedial options to fix the containment dam and resume mining operation as soon as possible. Since it is now winter in the mining region, repair of the containment dam may not be feasible until summer.

About Qiao Xing Universal Resources, Inc.
Qiao Xing Universal Resources, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players of telecommunication terminal products in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired the 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry.
Safe Harbor Statement
This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed. You should not place undue reliance on these forward-looking statements.
Forward-looking statements include all statements other than statements of historical facts, such as statements regarding the Company’s ability to remediate issues with the containment dam and resume mining operations. Readers are cautioned that forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements. Important factors that could cause the Company’s actual results to differ materially from those anticipated in the forward-looking statements.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of December 6, 2011.

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